SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 7, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

Enclosures:

1.               Novartis proposes higher dividend payment for 2005 and changes to Board of Directors for approval at next Annual General Meeting (Basel, February 3, 2006)

2.               Notice of Annual General Meeting

Novartis International AG Novartis Communications CH-4002 Basel Switzerland

Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis proposes higher dividend payment for 2005 and changes to Board of Directors for approval at next Annual General Meeting

•      Increase of 10% in dividend payment for 2005 marks the ninth consecutive higher payout per share since the creation of Novartis in December 1996

•      Professor Dr. Helmut Sihler to retire, and Professor Dr. Ulrich Lehner to become independent Lead Director and Vice Chairman

•      Dr. Andreas von Planta recommended to join Board

Basel, February 3, 2006 – The Novartis Board of Directors has recommended an increase of 10% in the Novartis dividend payment for 2005 as well as the addition of Dr. Andreas von Planta to the Board of Directors. Shareholders will vote on these and other proposals at the next Annual General Meeting, scheduled for February 28.

The Board of Directors has proposed a dividend payment of CHF 1.15 per share for 2005, up 10% from CHF 1.05 in 2004. This higher dividend marks the ninth consecutive higher payout per share since the creation of Novartis in December 1996. The payment date for the 2005 dividend has been set for March 3, 2006.

Professor Dr. Helmut Sihler, who has played a vital role in shaping the success of Novartis since its creation, will retire from the Board of Directors at the forthcoming Annual General Meeting. Professor Dr. Ulrich Lehner will succeed him as independent Lead Director and Vice Chairman. Professor Dr. Lehner will chair the Audit and Compliance Committee. The Compensation Committee will be chaired by Hans-Joerg Rudloff, who is also Vice Chairman of the Board of Directors.

Dr. Andreas von Planta is proposed for election to the Board of Directors for a three-year term. Dr. von Planta, 50, is a partner with Lenz & Staehelin, an international law firm based in Zurich and Geneva. He is an internationally recognized expert in corporate law, business financing, mergers and acquisitions and arbitration law.

In addition, the Board of Directors will propose to shareholders the elimination of the 12-year limitation on board membership, as outlined in Article 21 of the Articles of Incorporation. The elimination of this limitation, which was established during the merger negotiations, will allow for greater continuity and deeper understanding of the complexities of a highly technical and global business.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Contacts

John Gilardi
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)
john.gilardi@novartis.com

Corinne Hoff
Novartis Global Media Relations
+41 61 324 9577 (direct)
+41 79 248 5717 (mobile)
corinne.hoff@novartis.com

© 2001 Novartis AG, Legal Disclaimer

To the shareholders of Novartis AG

Notice of Annual General Meeting

Date: Tuesday, 28 February 2006, 10.30 a.m. (the doors of the assembly hall will open at 9.00 a.m.)

Place: St. Jakobshalle, Basel (entrance Brüglingerstrasse/St. Jakobs-Strasse)

Items of business and proposals of the Board of Directors

1.          Approval of the annual report, the financial statements of Novartis AG and the Group consolidated financial statements for the year 2005

The Board of Directors proposes approval.

2.          Approval of the activities of the Board of Directors

The Board of Directors proposes that the Directors be released from liability.

3.          Appropriation of available earnings of Novartis AG as per balance sheet and declaration of dividend

Balance brought forward	CHF	—
Waived dividend on treasury shares	CHF	8,717,739
Net income of 2005	CHF	7,124,758,251
Available earnings at the disposal of the AGM	CHF	7,133,475,990

The Board of Directors proposes appropriation of the available earnings as per balance sheet as follows

Dividend	CHF	-2,853,181,576
Transfer to free reserves	CHF	-4,280,294,414
Balance to be carried forward	CHF	—

A total dividend payment of CHF 2,853,181,576 is equivalent to a gross dividend of CHF 1.15 per registered share of CHF 0.50 nominal value entitled to dividends. Assuming that the Board’s proposal for the earnings appropriation is approved, payment will be made with effect from 3 March 2006.

4.          Reduction of Share Capital

The Board of Directors proposes that the share capital be reduced by CHF 5,100,000, from CHF 1,369,585,500 to CHF 1,364,485,500, that the corresponding number of registered shares be subsequently cancelled and that the relevant clause in the Articles of Incorporation be amended.

The legally required auditors’ report has been completed and confirms that, despite the reduction of the share capital, all claims on the Company are fully covered.

If the proposal is approved, Article 4 of the Articles of Incorporation will be amended to read as follows:

1.                    The share capital of the Company is CHF 1,364,485,500, fully paid-in and divided into 2,728,971,000 registered shares. Each share has a nominal value of CHF 0.50.

2.                    (unchanged)

5.               Amendment to the Articles of Incorporation

The Board of Directors proposes the following resolution:

Article 21 paragraph 3 of the Articles of Incorporation shall be amended as follows (the words in italics to be deleted):

The members of the Board of Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next Ordinary General Meeting of Shareholders following such event. The General Meeting may, under special circumstances, grant an exception from this rule and may elect a member of the Board of Directors for further terms of office of no more than three years at a time.

If approved, Article 21 paragraph 3 of the Articles of Incorporation shall read as follows:

The members of the Board of Directors shall automatically retire after the expiry of the seventieth year of age; the retirement shall become effective on the date of the next Ordinary General Meeting of Shareholders. The General Meeting may, under special circumstances, grant an exception from this rule and may elect a member of the Board of Directors for further terms of office of no more than three years at a time.

6.          Elections to the Board of Directors

6.1              Retirement

At his own wish, Prof. Helmut Sihler J.D., Ph.D. is retiring from the Board of Directors with effect from the AGM of 28 February 2006.

6.2              Re-elections

The Board of Directors proposes the re-elections of Prof. Srikant M. Datar Ph.D., William W. George, Dr.-Ing. Wendelin Wiedeking and Prof. Rolf M. Zinkernagel M.D., for a three-year term each.

6.3              Election of new member

The Board of Directors proposes the election of Andreas von Planta Ph.D. for a three-year term.

7.          Appointment of the auditors and the Group auditors

The Board of Directors proposes the retention of the current auditors of Novartis AG and Group auditors, PricewaterhouseCoopers AG, for a further year.

For the Board of Directors

The Chairman:

/s/ Daniel Vasella M.D.

(The original German text remains, in all matters, binding and definitive)

Enclosure: registration card with reply envelope

Notes to the Proposals of the Board

Item 4: Reduction of Share Capital

In 2005, a total of 10.2 million shares representing a nominal value of CHF 5,100,000 were repurchased through the repurchase program via a second trading line at the SWX Swiss Exchange. Accordingly the proposal calls for the share capital to be reduced by an amount equivalent to the nominal value of the shares repurchased. In this way, liquidity in excess of requirements is returned to shareholders.

In accordance with Article 732 of the Swiss Code of Obligations, the resolution shall state the findings of the auditors’ report and it shall indicate the ways and means by which the reduction of the share capital shall be implemented.

Item 5: Amendment to the Articles of Incorporation

For reasons of continuity, the rule providing for automatic retirement after twelve years, which is unusual for SMI companies, shall be abolished. In 2008, six of the twelve members of the Board of Novartis would have to retire. Such a great change in the composition of the Board would entail loss of expertise and corresponding risks, which would weaken the Board and should be avoided in view of “Good Corporate Governance” standards. A Board of Directors should be renewed continuously and with due diligence.

Item 6.2: Re-elections to the Board of Directors

Elections will be carried out individually.

See biographies in the Annual Report, Section “Corporate Governance”

(http://www.novartis.com/investors/en/sales_reports/annual_reports.shtml).

Item 6.3: Election of new member

Andreas von Planta was born in Basel in 1955. He holds lic. iur. and Ph.D. degrees from the University of Basel and an LL.M. from Columbia University School of Law, New York. He passed his Bar examinations in Basel in 1982.

Since 1983 he has lived in Geneva, working for the legal firm Lenz & Staehelin, where he became a partner in 1988. His areas of specialization include corporate law, corporate finance, company reorganizations, and mergers & acquisitions.

He is Vice-Chairman of Holcim Ltd and the Schweizerische National-Versicherungs-Gesellschaft AG, and a member of the boards of various Swiss subsidiaries of foreign groups. He sits on the Board of Editors of the Swiss Review of Business Law, and is a former Chairman of the Geneva Association of Business Law.

Annual report

The annual report (the operational review, the financial statements of Novartis AG and the Group consolidated financial statements) and the auditors’ reports for the year 2005 will be open to inspection by shareholders at the Registered Office of the Company* from Friday, 3 February 2006, onwards. The annual report will be sent to all registered shareholders who have not declined to receive it.

Ticket of admission

The ticket of admission and voting papers will be sent from 14 to 24 February 2006 to those who register. Holders of registered shares of Novartis AG who are recorded in the Share Register as entitled to vote are sent a registration card together with the notice of the Annual General Meeting. The registered shares entered in the Share Register on 18 February 2006 provide entitlement to vote. After return of the registration card, the registered shareholders of Novartis AG will be sent a ticket of admission and voting papers. It will greatly facilitate the preparations for the meeting if the registration card is returned so as to reach the Company by 17 February 2006.

Appointment of proxy

Pursuant to Article 15 paragraph 2 of the Articles of Incorporation, a shareholder of Novartis AG may only be represented by his or her legal representative, another shareholder with the right to vote, the Institutional Representative (Novartis AG), the Independent Proxy lic. iur. Peter Andreas Zahn, St. Jakobs-Strasse 7, P.O. Box 2879, 4002 Basel, Switzerland, or a depositary representative (please use the instrument of proxy on the reverse of the registration card or on the ticket of admission).

Please note that family members who are not themselves shareholders cannot be appointed as proxies.

Representatives

Institutions subject to the Federal Law relating to Banks and Savings Banks of 8 November 1934 and professional securities administrators are asked to notify the number of the shares they represent to the Company as early as possible, and in any event not later than the day of the Annual General Meeting, at the desk (GV-Büro).

Leaving the Annual General Meeting early

Shareholders who leave the Annual General Meeting early are requested to hand in their unused voting papers and the electronic voting unit on their way out.

Means of transport

Shareholders are requested to use public transport since parking facilities at the St. Jakobshalle are limited.

Simultaneous translations

The Annual General Meeting will be held partially in German and partially in English. Simultaneous translation into German, English and French will be available. Headsets will be provided at the entrance.

Speakers’ Desk

Those who wish to speak are requested to notify the speakers’ desk (Wortmeldeschalter) near the podium before the Annual General Meeting begins.

Proposals from shareholders

Proposals from shareholders are only permissible if they are put to the Annual General Meeting by the shareholders themselves or by an individual proxy acting on their behalf. The Institutional Representative (Novartis AG) or the Independent Proxy cannot act as individual proxies in this sense.

Mobile phones

Please switch off your mobile phone during the Annual General Meeting.

Internet Broadcast

The General Meeting can be watched on the internet under www.novartis.com.

*Office of the Company Secretary, Lichtstrasse 35, 4056 Basel, Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2006	Novartis AG

	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting